October 21, 2019

Richard A. Barasch
Chief Executive Officer
DFB Healthcare Acquisitions Corp.
780 Third Avenue
New York, NY 10017

       Re: DFB Healthcare Acquisitions Corp.
           Amendment No. 2 to
           Preliminary Proxy Statement on Schedule 14A
           Filed October 15, 2019
           File No. 001-38399

Dear Mr. Barasch:

       We have reviewed your amended filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our October 8,
2019 letter.

Amendment No. 2 to Preliminary Proxy Statement Filed October 15, 2019

Certain United States Federal Income Tax Considerations, page 130

1. We note your response to prior comment 3 and your disclosure that shareholders who do not exercise their redemption rights will not recognize any gain or loss for U.S. federal income tax purposes in connection with the business combination. Please disclose in this section of the filing whether the company has received a tax opinion on this tax consequence. If so, please identify tax counsel. For guidance, see
Section III.A.2 of Staff
       Legal Bulletin No. 19 (CF).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Richard A. Barasch
DFB Healthcare Acquisitions Corp.
October 21, 2019
Page 2

       You may contact Steve Lo at 202-551-3650 or Craig Arakawa at 202-551-3394 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,
FirstName LastNameRichard A. Barasch
                                                         Division of
Corporation Finance
Comapany NameDFB Healthcare Acquisitions Corp.
                                                         Office of Real Estate
& Construction
October 21, 2019 Page 2
cc:       Jason Simon
FirstName LastName